
perfy
The Perfect Soda.
For a happy you.
BLOOD ORANGE YUZU
DR. PERFY
TROPICAL CITRUS
FRUIT PUNCH
BOOST MOODS NOT BLOOD SUGAR

PERFY

Fast Growing Soda Brand Fueled by Love For Founder's Mom

Follow Perfy to be notified if they later decide to raise funding.

WATCH FOR UPDATES

drinkperfy.com Los Angeles, CA

Highlights

1. Strategically positioned brain health soda that doesn't spike blood sugar w 2-4g sugar & 20 cals/can
2. 293% YoY revenue growth from 2022-2023 and 144%* YoY revenue growth from 2023-2024
3. Cut net loss nearly in half year over year from 2022 to 2024 and projected to break even by FY2025
4. Experienced CEO (Prev. Quest Nutrition, Legendary Foods, Outer Aisle) and current CPG agency owner
5. High-profile CPG investors and advisors (Magic Spoon, Good Peeps, Ketogenic.com, and more)
6. Launching three high-impact DSD distributors in the US by Q1 2025 and a fourth expected by late 2025
7. Brand showing traction domestically and internationally & recently launched into 600 doors in Mexico
8. New flavor slated to debut in Q1 of 2025, which is predicted to become a top flavor + LTO flavor

Featured Investors



Gabi Lewis Follow

Co-Founder of Magic Spoon

"Vasa is an absolute force of nature, and has all the characteristics investors look for in founders: creative, strategic, resilient, ambitious, low-ego, thoughtful. He was an invaluable part of Magic Spoon's launch, spearheading all of our social content and strategy, and being a sounding board for me and the brand. While I can't possibly be as invaluable to Perfy as he was to Magic Spoon, I am proud to play a small part in the journey as an investor!"



Mike Bedrosian Follow

COO at Fast Track Packaging

"I'm so proud of what Vasa is building. This product is the right product at the right time. And I'm happy to be on this journey."



Shray Joshi Follow

Founder of Good Peeps

"Perfy tastes excellent and addresses the evolution in consumer preference: functional, low-to-no-sugar beverages that don't sacrifice flavor. Vasa is a certified good peep."



Chuck Anderson
Syndicate Lead

Follow

Invested $15,000

Entrepreneur, CEO of Anderchuck, non-attorney partner of DC Capital Law, sales consultant. Multiple successful exits

"I first learned about Perfy in January 2022 when Vasa approached me with the concept. By March 2022, I proudly became the first retail location in California to carry the product. Shortly after, I joined as an investor, believing in the vision and potential of the brand. Over the past couple of years, I've witnessed Perfy navigate challenges with resilience and determination while continuing to grow. With the exciting changes and upgrades on the horizon, I am confident Perfy is on track to become a leading global brand in the functional soda market."

Our Team



Vasa Martinez Founder/CEO

Prev. Quest Nutrition, Legendary Foods, Real Good Foods, Outer Aisle • Inc. 500 CMO - Outer Aisle (5001% growth from 2019-2021, #1 food brand in USA) • Inc. 500 CEO (Growthbuster) • AdWeek's #17 Fastest-Growing Agency in the World (Growthbuster, 2021).



Amish Patel Finance Consultant

COO at PLTFRM Finance / Prev. Quest Nutrition, GT's Living Foods, This Saves Lives, Bloom



Simon Concepcion Operations Consultant

Prev. Sales Manager at Quest Nutrition and Legendary Foods

Perfy is The Perfect Soda®, especially for diabetics


A Strong Entrepreneur
With a Bright Future
perfy
perfy

Our Founder

Perfy's Founder and CEO, **Vasa Martinez**, rose from unpaid intern to **Senior Marketing Manager at Quest Nutrition**, contributing to its **$1 billion acquisition**. He later led marketing at **Legendary Foods**, now a **$150M brand**, before founding **Growthbuster**, a CPG marketing agency that's worked with leading brands like **Magic Spoon, OWYN, and SmartSweets**.

Just as Vasa's agency took off, a series of personal tragedies struck, setting the stage for Perfy's story to begin.


For a happy you.
perfy
The Perfect Soda.
TROPICAL CITRUS
Vasa Martinez
Our Founder and CEO


One Tragedy After Another Changes
Founder's Life Forever

Our Story

In 2017, Vasa's mom was diagnosed with cancer. Later that year, his older brother Ralph had a stroke and is still partially paralyzed. In 2018, he lost his best friend to an accidental fentanyl overdose and his cousin to diabetes. In 2020, he lost his old roommate of 5 years to suicide.

Then the pandemic hit.

And in that same time frame, he lost another dozen friends. As a result, he developed some terrible habits, put on a bunch of weight, and developed pre-diabetes (which he's since reversed). Vasa needed to climb his way out. In doing so, he wanted to help others who were going through what he was going through, too.

So, he created Perfy, a low-sugar soda for a happy you™. And he named it after his mom, who was here to see it until 12/11/23.

When Vasa was just two years old, he'd say, "Hey ma, you're Perfy." So, he named the company after her.

Vasa's journey mirrors the millions battling metabolic health and mental wellness challenges. Perfy isn't just a soda—it's a way of giving back and creating positive change for people like him who deserve a healthier, happier life.



"To know even one life has breathed easier because you have lived. This is to have succeeded."
- Ralph Waldo Emerson
Hey, ma.
You're Perfy.

Vasa and his mom, Zora.



Introducing Perfy: The Perfect Soda

Introducing Perfy

Perfy isn't just another gut-health soda. It's a **brain-health soda**—a **low-sugar, mood-boosting sparkling juice** designed for the **150 million Americans managing diabetes or pre-diabetes**, but enjoyed by anyone who appreciates flavor.

Our Brand


Our Brand
At the intersection of delicious and healthy
Fun & Nostalgic
Healthy & Natural
perfy
Dr Pepper
pressed
suja
Naked


Our Perfect Line-up and Ingredients
perfy
perfy

Our Flavors & Ingredients

Perfy reimagines nostalgic soda flavors with **modern, health-conscious, and functional ingredients** designed to enhance your cognitive and metabolic well-being:

- **L-theanine:** For calm and relaxation
- **Turmeric:** For inflammation
- **Ashwagandha:** For stress and anxiety

Crafted with **real fruit juice**, **natural sweeteners**, and a **pinch of sea salt**, Perfy is the smarter choice for soda lovers.

- No cane sugar
- No high fructose corn syrup
- No artificial sweeteners
- No artificial colors

With every sip, **Perfy empowers you to Boost Moods, Not Blood Sugar™.**


For a happy you.
perfy
The Perfect Soda.
TROPICAL CITRUS
For a happy you.
perfy
The Perfect Soda.
DR. PERFY
TROPICAL CITRUS
Pineapple, Passion Fruit, Guava, Blood Orange, and Lemon
DR. PERFY
Blueberry, Blackberry, Pear, and Tamarind
For a happy you.
For a happy you.


perfy
The Perfect Soda
BLOOD ORANGE YUZU
perfy
The Perfect Soda
FRUIT PUNCH
BLOOD ORANGE YUZU
Blood Orange, Lemon, and Yuzu Juices
FRUIT PUNCH
Strawberry, Pineapple, and Lemon

The Soda Customer's Journey


The Soda Customer's Journey
• Customers are shifting away from artificial ingredients
• Customers are also looking for more decadent flavors without impacting their blood sugar
the opportunity

A shift away from artificial + a desire for more flavor = Perfy

Perfy bridges the gap for soda lovers:

- **Traditional soda drinkers** seek less sugar.
- **Diet soda drinkers** avoid artificial sweeteners.
- **Sparkling water drinkers** crave more flavor.

*By letting **real fruit juice** take center stage, Perfy delivers a delicious, blood sugar-friendly soda that's both satisfying and health-conscious.*


Out-Perfecting
the Competition

Perfy is strategically positioned and differentiated amongst the Modern Soda segment.

				
Brain Health Soda	✓	✗	✗	✗
GLP-1 / Blood Sugar Friendly	✓	✗	✗	✗
No Cane Sugar	✓	✗	✓	✓
No Added Sugar	✓	✗	✗	✓
Caffeine Free	✓	✗	✗	✓

Perfy checks off ALL of the boxes!


perfy

While others battle it out in gut health, we focus on cognitive and metabolic health solutions.

Us vs. Them (Big Soda)


For a happy you.
perfy
The Perfect Soda
dr.perfy
Us vs Them
blood orange yuzu
Us vs Them
calories
sugar
happiness
for a happy brain
nothing artificial
perfy
dr. perfy
20
4g
✓
✓
✓
Dr Soda
150
40g
✗
✗
✗
perfy
blood orange yuzu
20
2g
✓
✓
✓
Orange Soda
190
50g
✗
✗
✗


tropical citrus
Us vs Them
For a happy you.
perfy
The Perfect Soda
perfy tropical citrus | 20 | 4g
COOLER SODA | 150 | 39g


fruit punch
Us vs Them
For a happy you.
perfy
The Perfect Soda
calories | sugar | happiness | For a happy brain | nothing artificial
perfy Fruit punch | 20 | 4
FRUIT PUNCH SODA | 80 | 21g

Up to 90% less sugar than traditional sodas

A Soda For All

Perfy was crafted for the 150 million Americans battling metabolic disease. Still, it's The Perfect Soda® for the everyday person, designed to provide brain health benefits, reduce sugar intake, and avoid blood sugar spikes—filling a gap in the market for a smarter soda.


Customers Are
Raving About Us

Reviews

Our loyal customers speak for us

- 41% repeat purchase rate on our website
- 24% of website shoppers order 4+ times

Without ad spend, Perfy continues to attract and retain loyal consumers who can feel and taste the difference.



Logan D. | @loganberrygrace
Mom
Really good stuff - I literally never drink soda ever bc there's always an ingredient that I'm leary of. Even in 'healthy' sodas. But these are 🙌 you should be super proud!
Tara Garrison | @coachtaragarrison
Health Coach
Real fruit, low sugar, nootropics and adaptogens all in one delicious drink?! I'm obsessed. These guys get it. As a health coach and performance junky, all I can say is: THANK YOU! My mind feels so clear after drinking Perfy.
Raquel Baron | @typeoneday
Type 1 Diabetic
It's so hard to find fun drinks that don't spike my blood sugar. Perfy eliminates that issue and I'm amazed at how delicious it is!


Meg Cremins | @beetsandbetes
Type 1 Diabetic
I was so surprised when I saw how little of an impact Perfy made on my blood sugars. Even without dosing any insulin, it was as if I was just drinking water!

24% of customers order 4x or more!


Love the flavor, the benefits, and the boost of wellness. Never had a crash from these, but definitely felt a bit more energy. No tummy issues. And they taste amazing!
-Amy S Lee
perfy
The Perfect Soda
The flavors are so good and you can taste the individual distinct fruits and flavors, not just a random flavor mashup. While all of the flavors are good, the Dr. Perfy is the best and most unique with the fruit Punch being my second favorite.
-Jamie
perfy
The Perfect Soda

But wait, there's more!

The Global CSD Market


The Market
GLOBAL
Premiumization trend
The market for carbonated beverages is seeing a premiumization trend, which is being driven by customer's shifting preferences and expectations. Customers are prepared to pay more for goods that offer more quality, creativity, and exclusivity as they grow more discriminating and seek out distinctive and sophisticated experiences.
Carbonated Beverage Market Size 2023 to 2034 (USD Billion)
USD Billion
800
700
600
500
400
300
200
100
0
$450.75
$478.14
$497.27
$517.10
$537.84
$559.36
$581.73
$605.00
$629.20
$654.37
$680.54
$707.76
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
Years

The Global CSD Market is Projected to be $707B by 2034, representing a 4% CAGR

Opportunity

The global carbonated beverage market is projected to reach $707 billion by 2034 (4% CAGR), driven by growing demand for healthier, functional options. The Functional CSD sub-category, which has grown 25% over the past three years, leads this trend.

Competitors like Olipop and Poppi dominate the gut-health space with a reported $500M+ in 2024 sales, respectively, and they have paved the way for Perfy—a brain-health soda—to lead this emerging segment and carve out its unique market share.

Source: https://www.precedenceresearch.com/carbonated-beverage-market


The gut health subcategory has paved the way for Modern Soda
1ST WAVE
2ND WAVE
3RD WAVE
FULL SUGAR OR ARTIFICIAL
GUT HEALTH REVOLUTION
GLP-1 + BLOOD SUGAR REVOLUTION

Perfy is leading the 3rd wave of sodas


Our Market Traction and New Launches in 2025
Domestically and Internationally

Traction

Perfy's rapid traction in Mexico and growing interest from Canada and Latin America highlight its global appeal. Scaling internationally opens significant new revenue streams, positioning Perfy as a key player in the functional soda market.

- **2023:** Nearly **300% growth** while reducing net losses.
- **2024:** Projected **144% growth** with continued cost reductions.
- FINALIZING 2024 BOOKS***
- **2025:** Projected **100-200% growth** while further reducing expenses.
- NOT GUARANTEED***

Wins

- #2 "Enhanced Water" within 40-store QFC test during P10 2024 (1st place was Bai)
- #3 Refrigerated RTD at Harmons in 2024
- #8 brand in YoY growth at Harmons; **this includes the entire cold case!**
- Highest rate per sale in the glide of two hospitals in the midwest (better than Pepsi and Dr Pepper)
- Plussed out with a 3rd SKU within 1 month at Mother's and just got approved for an off-cycle cut-in for our 4th SKU within one year due to "impressive velocities"

What's Driving Growth in 2025?

- **Increased Revenue per Distribution Point:** Through enhanced trade spend and expanded placements.
- **Strategic Retail Partnerships:** Launching with new distributors and retailers domestically and abroad.
- **Innovation:** Two new mainline flavors and two new LTO flavors

With nearly **300% growth in 2023**, international expansion underway, and a projected path to profitability by FY2025, Perfy is primed to emerge as an up-and-coming player in the rapidly-growing functional soda market.



Annual Net Income w/Growth % and Net Loss Trend
Net Loss Trend
($ in millions)
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
293% Growth
144% Growth
185%+ Growth
perfy
GNC
festival
H-E-B
bcs
2022
2023
2024
Projected
2025
Projected

Growing Net Income While Decreasing Net Loss (projections not guaranteed)

In 2025, we are expanding deeper into key retail channels with authorized launches in:

- Safeway NorCal (January)
- MarVal Food Stores (January)
- Festival Foods (January)
- Sendik's (January)
- QFC (January)
- Fresh Thyme (Innovation End Cap - February)
- Plaid Pantry (110 c-stores - Q1)
- 7-Eleven (200 store PNW test - Q2)
- H-E-B (April)

Authorized Distributor Pipeline

- Rock Island (NorCal) onboarded 24Q4
- NW Beverages (Washington - Q1)
- Southern Glazer's Wine and Spirits (Oregon - Q1)
- LA Distributing (SoCal - Q1)
- BCS (NY/NJ/Connecticut/ Philly - Feb)
- SFP (National and International Wholesale Marketplace)

Also in the works and/or in review:

- Gelson's
- Fred Meyer
- Sprouts
- Publix
- Costco
- Giant
- Giant Eagle
- Market District
- Nuggett
- Albertsons Launchpad

Our All-Star Team

Advisors

Beyond our core team members, we have an eclectic and multi-talented team of advisors for Perfy.


The Perfect Advisory Team
Nate Rosen
Accomplishments:
Founder, Express Checkout
Analyzes trends across
CPG, retail, ecommerce,
and more.
Ryan Lowery
Accomplishments:
Co-founder of ASPI and
Ketogenic.com w/ a PhD in
Health & Human Performance
Bruce Cardenas
Accomplishments:
Former CCO at Quest Nutrition,
Former USMC, LAPD

Decades of Experience

- **Nate Rosen:** Founder of Express Checkout
- **Ryan Lowery:** Co-founder of Ketogenic.com The Applied Science and Performance Institute
- **Bruce Cardenas:** Prev. Quest Nutrition, Current Legendary Foods, The "Billion Dollar Brand Maker"


Use of Funds


Use of Funds
R&D AND INNOVATION 5%
WEFUNDER FEES 6.9%
MARKETING, SLOTTING FEES, SALES 15%
EXPANDING OPERATIONS 53.1%
WORKING CAPITAL 20%

How We'll Fuel Our Growth

Your investment will fund:

- 53.1% to expand operations and meet growing demand.
- 20% for working capital to strengthen our foundation.
- 15% for marketing and sales to drive retail presence and consumer engagement.
- 6.9% Wefunder fees
- 5% for new full-time and limited-time flavors

These strategic investments will accelerate Perfy's path to profitability and global success.

Our Brand Evolution


We have applied the feedback and evolved the brand
BEFORE
perfy
perfy
perfy
AFTER
• illegible
• confusing language
• fruit illustrations
• looks like other brands
• legible
• superfood was confusing
• fruit illustrations
• looks like other brands
• legible
• The Perfect Soda® is ownable
• REAL FRUIT
• does not look like other brands
• fruit sticker
• carbonation callout
• more pronounced flavor name

Ready for SHOWTIME!

A Call To Action: Invest In Us!

Join us in writing the next chapter of this story.

When you invest in Perfy, you're standing with every person fighting their way back to health. You're fighting alongside those who refuse to let metabolic and cognitive challenges define their future. You're growing a movement that believes wellness should be accessible, joyful, and deeply personal.

Together, we can transform the beverage industry while transforming lives. Let's make every sip count. Let's make every investment matter. Let's make my mother's legacy of love and resilience ripple into the world, one Perfy at a time.